                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                      Keystone Automotive Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   49338N 10 9
                                 --------------
                                 (CUSIP Number)

                                             Copy to:
Leon Schigiel, President
Schigiel Consultants, Inc., General Partner  William R. Nuernberg, Esq.
Schigiel Enterprises, Ltd.                   Eckert Seamans Cherin & Mellott, LC
3328 NE 169 Street                           18th Floor, 701 Brickell Avenue
North Miami Beach, FL  33160                 Miami, FL  33131
(305) 885-6500                               (305) 373-9100

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No. 49338N 10 9

1.       Name of Reporting Person:  Schigiel Enterprises, Ltd.
         I.R.S. Identification No.:  65-0808129

2.       Check the Appropriate Box if a Member of a Group         (a) [ ]
                                                                  (b) [ ]
3.       SEC Use Only

4.       Source of Funds:   SC/OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                      [ ]

6.       Citizenship or Place of Organization:  Florida

Number of                   7.  Sole Voting Power:                    992,000
 Shares
Beneficially                8.  Shared Voting Power:                  - 0 -
 Owned by
   Each                     9.  Sole Dispositive Power:               992,000
Reporting
 Person                    10.  Shared Dispositive Power:             - 0 -
  With

11.      Aggregate Amount Beneficially Owned by Each                  992,000
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                      [ ]

13.      Percent of Class Represented by Amount in Row (11):          6.8%

14.      Type of Reporting Person:  PN

ITEM 1. SECURITY AND ISSUER.

                  The title of the class of equity securities to which this
Schedule 13D relates is the Common Stock, no par value (the "Common Stock"), of Keystone Automotive Industries, Inc. (the "Company"). The Company's principal executive offices are located at 700 East Bonita Avenue, Pomona, California 91767.

ITEM 2. IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of Schigiel Enterprises, Ltd. (the "Reporting Person"), a Florida limited partnership. The sole general partner of the Reporting Person is Schigiel Consultants, Inc. (the "General Partner"), a Florida corporation. The sole shareholder and director of the General Partner is Leon Schigiel ("Schigiel"), a United States citizen. The residence and business address of the Reporting Person, the General Partner and Schigiel is 3328 NE 169 Street, North Miami Beach, Florida 33160. Schigiel is a director of the Company and President of Inteuro Parts Distributors, Inc. ("Inteuro"), a Florida corporation and a wholly-owned subsidiary of the Company. The address of Inteuro is 9970 NW 89th Court, Medley, Florida 33178. The Reporting Person is a family owned limited partnership which, together with the General Partner, is in the business of investing in securities.

                  During the past five years, none of the Reporting Person, the General Partner and Schigiel has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger dated as of November 14, 1997 (the "Inteuro Agreement"), Inteuro Merger, Inc., a wholly-owned subsidiary of the Company, merged with and into Inteuro, with Inteuro being the surviving corporation ("Inteuro Merger"). Pursuant to a separate Agreement and Plan of Merger (the "CBC Agreement"), CBC Merger, Inc., a wholly-owned subsidiary of the Company, merged with and into Car Body Concepts, Inc. ("CBC"), with CBC being the surviving corporation ("CBC Merger"). Schigiel owned fifty percent (50%) of the issued and outstanding voting securities of Inteuro and forty-five percent (45%) of the issued and outstanding voting securities of CBC. Under the Inteuro Agreement and the CBC Agreement, the total consideration paid to Schigiel was 992,000 shares of Common Stock of the Company. Promptly following the Inteuro Merger and the CBC Merger, Schigiel contributed the Common Stock to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

                  The Reporting Person (which for purposes of Items 4, 5 and 6, shall include the General Partner and Schigiel) has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy. However, pursuant to the Inteuro Agreement, Schigiel was appointed to the Board of Directors of the Company, and Schigiel intends to exercise his business judgment in that capacity.

                  Except as set forth in this Item 4 and Item 6, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

                  The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time, although it has no present plans to do so.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

                  The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 992,000 shares of Common Stock representing approximately 6.8% of the Common Stock outstanding at January 1, 1998. This percentage was calculated based on the number of shares of Common Stock of the Company issued and outstanding as of November 14, 1997 (12,642,000) plus 2,000,000 shares issued on January 1, 1998 pursuant to the Inteuro Merger and the CBC Merger.

                  Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Inteuro Merger and the CBC Merger were accounted for as poolings of interests. Pursuant to Affiliate Agreements entered into among the Company, Inteuro and Inteuro shareholders and among the Company, CBC and CBC shareholders, respectively, each dated as of November 14, 1997 ("Affiliate Agreements"), the shareholders of Inteuro and the shareholders of CBC are restricted from selling, assigning, transferring or otherwise disposing of any interest in any shares of Common Stock of the Company, or in any way reducing their ownership risk or investment in any shares of Common Stock of the Company until such time as the Company publishes the financial results covering a period of at least 30 days of combined operations of Keystone and Inteuro and CBC, respectively.

                  The shares of Common Stock of the Company received in the Inteuro Merger and the CBC Merger were not registered under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemption provided in Section 4(2) thereof. The Affiliate Agreements also prohibit the shareholders of Inteuro and CBC from selling, transferring, pledging, hypothecating or otherwise disposing of any interest in any shares of the Common Stock of the Company, including the shares received pursuant to the Inteuro Merger and the CBC Merger, unless (i) such shares are first registered or otherwise sold in compliance with the Securities Act or (ii) the sale, transfer or disposition is exempt from the registration requirements of the Securities Act; provided, however, that the shareholders may make bona fide gifts or distributions without consideration of such securities so long as the recipients thereof agree not to sell, transfer or otherwise dispose of such securities except as provided in the Affiliate Agreements.

                  The Company granted to the shareholders of Inteuro and CBC, the right to demand registration of up to 50% of the Common Stock acquired by such shareholders, by Registrations Rights Agreements dated as of December 31, 1997, between the Company and the shareholders of Inteuro and CBC, respectively. On February 12, 1998, the Inteuro shareholders and the CBC shareholders exercised such rights and requested the Company to file a registration statement with the Securities and Exchange Commission with respect to the maximum number of shares (which in the case of the Reporting Person is 496,000 shares of Common Stock).

                  Other than as set forth herein and elsewhere in this Schedule 13D, the Reporting Person has no contracts, arrangement, understandings or relationships (legal or otherwise) with any other person with respect to any of the securities of the Company, including but not limited to, any relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A. Registration Rights Agreement, dated as of December 31, 1997, by and among the Company and the shareholders of Inteuro (including Schigiel, with respect to the Inteuro Merger).

B. Registration Rights Agreement, dated as of December 31, 1997, by and among the Company and the shareholders of CBC (including Schigiel, with respect to the CBC Merger).

C. Affiliate Agreement, dated as of December 31, 1997, by and among the Company, Inteuro and the Inteuro shareholders (including Schigiel, with respect to the Inteuro Merger).

D. Affiliate Agreement, dated as of December 31, 1997, by and among the Company, CBC and the CBC shareholders (including Schigiel, with respect to the CBC Merger).

                                  SIGNATURES.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SCHIGIEL ENTERPRISES, LTD.

                                   By:  SCHIGIEL CONSULTANTS, INC.,
                                   its General Partner



March 12, 1998                     By: /s/ Leon Schigiel
----------------------------           -----------------------------------------
         Date                          Leon Schigiel, President

                                    EXHIBIT A

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT is made and effective as of December 31, 1997, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), and the persons whose names appear on the signature page under the caption "Shareholders" (collectively, the "Shareholders" and individually a "Shareholder").

         A. The Shareholders own all the issued and outstanding shares of the capital stock of Inteuro Parts Distributors, Inc., a Florida corporation ("Inteuro").

         B. Pursuant to that certain Agreement and Plan of Merger dated as of November 14, 1997, by and among Keystone, Inteuro Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), Inteuro and the Shareholders, among other things, (i) the Subsidiary will be merged with and into Inteuro (the "Merger"), (ii) all shares of the capital stock of Inteuro issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 1,840,000 shares of the Common Stock of Keystone (subject to adjustment), and (iii) Leo Schigiel, a director, officer and a Shareholder, will become a director of Keystone.

         NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

         1. GRANT OF REGISTRATION RIGHTS.

                  (a) At any time subsequent to Keystone's publication of combined results of operations of Keystone and Inteuro for at least thirty days of combined operations after the consummation of the Merger and prior to the first anniversary of the consummation of the Merger, upon receipt of a written request from both of the Shareholders, Keystone agrees to file a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a maximum of 920,000 shares of its Common Stock (the "Shares") within 60 days of such written request, and to use its best efforts to cause said Registration Statement to become effective. Keystone agrees to keep said Registration Statement effective for a 180 day period, after which time, the Shareholders agree that Keystone may deregister the Shares.

                  (b) Keystone shall not be obligated to register shares of its Common Stock on behalf of the Shareholders, whether such shares were obtained in connection with the Merger or otherwise, on more than one occasion.

         2. GENERAL.

                  (a) Keystone shall indemnify, to the extent permitted by law, each holder of Shares included in any registration statement pursuant to Section 1(a) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Keystone by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after Keystone has furnished such holder with a sufficient number of copies of the same.

                  (b) Each holder of Shares included in any registration statement pursuant to Section 1(a) shall indemnify, to the extent permitted by law, Keystone, its officers and directors and each person who controls Keystone (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent the same are caused by or contained in any information furnished in writing to Keystone by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after Keystone has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, if applicable, such holder shall indemnify the underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of Keystone.

                  (c) With respect to each inclusion of Shares in a registration statement pursuant to Section 1(a), all fees, costs and expenses of and incidental to such registration and public offering in connection therewith shall be borne by Keystone; PROVIDED, however, that holders participating in any such registration shall bear their pro rata share of any underwriting discount or commissions and shall bear their own legal and accounting expenses incurred in reviewing independent of Keystone the registration statement or prospectus.

                  (d) Any Shares which are included in an underwritten registration, if applicable, shall be sold by the holder thereof pursuant to the terms of the underwriting agreement among Keystone, the managing underwriters and the holders of the securities included in such registration.

         3. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

         4. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         5. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

         6. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

         7. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

         8. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

         9. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

         10. INJUNCTIVE RELIEF. Each party hereby acknowledges and agrees that it would be difficult to fully compensate the other party for damages resulting from the breach or threatened breach of any provision of this Agreement and, accordingly, that each party shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action. This provision with respect to injunctive relief shall not diminish, however, the right of either party to any other relief or to claim and recover damages.

         11. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         12. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

         13. JURISDICTION.

                  (a) Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                  (b) Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

                  (c) Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 16. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such Person.

         14. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         15. SEC REPORTS. Keystone agrees to make all filings required under the Securities Exchange Act of 1934, as amended, so long as any of the Shareholders own shares of Keystone Common Stock acquired in the Merger.

         IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

KEYSTONE:                KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                             By /s/ Charles J. Hogarty
                               -------------------------------------------------
                                     Charles J. Hogarty, Chief Executive Officer
                                     700 East Bonita Avenue
                                     Pomona, California 91767

         SHAREHOLDERS:

                                       /s/ Leon Schigiel
                                       -----------------------------------------
                                       LEON SCHIGIEL
                                       3328 NE 169 Street
                                       North Miami Beach, Florida  33160
                                       Telecopier No. (305) 947-0130

                                       /s/ JOSEPH BICK
                                       -----------------------------------------
                                       JOSEPH BICK
                                       3480 Windmill Ranch Road
                                       Weston, Florida 33331

                                    EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT is made and effective as of December 31, 1997, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), and the persons whose names appear on the signature page under the caption "Shareholders" (collectively, the "Shareholders" and individually a "Shareholder").

         A. The Shareholders own all the issued and outstanding shares of the capital stock of Car Body Concepts, Inc., a Florida corporation ("CBC").

         B. Pursuant to that certain Agreement and Plan of Merger dated as of November 14, 1997, by and among Keystone, CBC Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), CBC and the Shareholders, among other things, (i) the Subsidiary will be merged with and into CBC (the "Merger"), and
(ii) all shares of the capital stock of CBC issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 160,000 shares of the Common Stock of Keystone (subject to adjustment).

         NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

         1. GRANT OF REGISTRATION RIGHTS.

                  (a) At any time subsequent to Keystone's publication of combined results of operations of Keystone and CBC for at least thirty days of combined operations after the consummation of the Merger and prior to the first anniversary of the consummation of the Merger, upon receipt of a written request from each of the Shareholders, Keystone agrees to file a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a maximum of 80,000 shares of its Common Stock (the "Shares") within 60 days of such written request, and to use its best efforts to cause said Registration Statement to become effective. Keystone agrees to keep said Registration Statement effective for a 180 day period, after which time, the Shareholders agree that Keystone may deregister the Shares.

                  (b) Keystone shall not be obligated to register shares of its Common Stock on behalf of the Shareholders, whether such shares were obtained in connection with the Merger or otherwise, on more than one occasion.

         2. GENERAL.

                  (a) Keystone shall indemnify, to the extent permitted by law, each holder of Shares included in any registration statement pursuant to Section 1(a) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Keystone by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after Keystone has furnished such holder with a sufficient number of copies of the same.

                  (b) Each holder of Shares included in any registration statement pursuant to Section 1(a) shall indemnify, to the extent permitted by law, Keystone, its officers and directors and each person who controls Keystone (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent the same are caused by or contained in any information furnished in writing to Keystone by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after Keystone has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, if applicable, such holder shall indemnify the underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of Keystone.

                  (c) With respect to each inclusion of Shares in a registration statement pursuant to Section 1(a), all fees, costs and expenses of and incidental to such registration and public offering in connection therewith shall be borne by Keystone; PROVIDED, however, that holders participating in any such registration shall bear their pro rata share of any underwriting discount or commissions and shall bear their own legal and accounting expenses incurred in reviewing independent of Keystone the registration statement or prospectus.

                  (d) Any Shares which are included in an underwritten registration, if applicable, shall be sold by the holder thereof pursuant to the terms of the underwriting agreement among Keystone, the managing underwriters and the holders of the securities included in such registration.

         3. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

         4. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         5. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

         6. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

         7. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

         8. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

         9. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

         10. INJUNCTIVE RELIEF. Each party hereby acknowledges and agrees that it would be difficult to fully compensate the other party for damages resulting from the breach or threatened breach of any provision of this Agreement and, accordingly, that each party shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action.

This provision with respect to injunctive relief shall not diminish, however, the right of either party to any other relief or to claim and recover damages.

         11. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         12. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

         13. JURISDICTION.

                  (a) Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                  (b) Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

                  (c) Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 16. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such Person.

         14. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         15. SEC REPORTS. Keystone agrees to make all filings required under the Securities Exchange Act of 1934, as amended, so long as any of the Shareholders own shares of Keystone Common Stock acquired in the Merger.

         IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

 KEYSTONE:                  KEYSTONE AUTOMOTIVE INDUSTRIES, INC.


                            By  /s/ Charles J. Hogarty
                                ------------------------------------------------
                                    Charles J. Hogarty, Chief Executive Officer
                                    700 East Bonita Avenue
                                    Pomona, California 91767

 SHAREHOLDERS:

                            /s/ Leon Schigiel
                            ----------------------------------------------------
                            LEON SCHIGIEL
                            3328 NE 169 Street
                            North Miami Beach, Florida  33160
                            Telecopier No. (305) 947-0130

                            /s/ Joseph Bick
                            ----------------------------------------------------
                            JOSEPH BICK
                            3480 Windmill Ranch Road
                            Weston, Florida 33331


                            /s/ Cesar Jimenez
                            ----------------------------------------------------
                            CESAR JIMENEZ
                            12945 Cherry Road
                            North Miami, Florida 33188

                                    EXHIBIT C

                               AFFILIATE AGREEMENT

         THIS AFFILIATE AGREEMENT is made and effective as of November 14, 1997, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), INTEURO PARTS DISTRIBUTORS, INC. a Florida corporation ("Inteuro"), and LEON SCHIGIEL and JOSEPH BICK (collectively, the "Shareholders" and individually, a "Shareholder").

         A. Inteuro and the Shareholders desire that Keystone, Inteuro Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), Inteuro and the shareholders of Inteuro enter into that certain Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement"), pursuant to which, among other things, (i) the Subsidiary will be merged with and into Inteuro (the "Merger"), (ii) all shares of the capital stock of Inteuro issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 1,840,000 shares of the Common Stock of Keystone (subject to adjustment) and (iii) Leon Schigiel, a director, officer and a Shareholder, will become a director of Keystone.

         B. Inteuro and the Shareholders are entering into this Agreement (i) as a material inducement to Keystone to enter into, and to cause the Subsidiary to enter into, the Merger Agreement and (ii) to ensure pooling-of-interests accounting treatment for the Merger.

         C. Leon Schigiel and Joseph Bick are the President and the Vice President, Secretary and Treasurer, respectively, of Inteuro and are the sole directors and the holders of an aggregate of 60 shares of the Common Stock of Inteuro (all of the shares of the Common Stock of Inteuro authorized, issued and outstanding on the date hereof).

         NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES. Each Shareholder hereby represents and warrants to Keystone as follows:

             A. Each Shareholder is, and since at least January 1, 1995 has been, the holder of record, and has, since at least January 1, 1995 had, the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, 50% of the outstanding shares of Common Stock of Inteuro. Except for such shares, the Shareholder has no right, title or interest of any kind whatsoever in any shares of the capital stock or other securities of Inteuro and, since January 1, 1995, the Shareholder has not engaged in the sale, exchange, transfer, redemption, reduction in any way of his risk of ownership, short sale or other disposition, directly or indirectly, of any interest in any shares of the capital stock or other securities of Inteuro.

                  B. All shares of the capital stock of Inteuro held by each of the Shareholders are free and clear of all (i) liens, claims, charges, encumbrances, security interests, equities, restrictions on transfer or any other defects in title of any kind or description whatsoever and (ii) preemptive rights, options, proxies, voting trusts or other agreements, understandings or arrangements regarding the voting or the disposition of such shares, except for any such encumbrances or proxies arising hereunder, and except for the shareholder agreement among Inteuro and the Shareholders, which agreement will terminate at the effective time of the Merger.

                  C. Each of the Shareholders has the legal right, power, capacity and authority to execute, deliver and perform this Agreement without obtaining the approval or consent of any person, and this Agreement is the legal, valid and binding obligation of each Shareholder and is enforceable against each Shareholder in accordance with its terms.

                  D. Neither the execution and delivery of this Agreement nor the consummation by either of the Shareholders of the transactions contemplated hereby (i) will result in a violation of, constitute a default under, conflict with or require any consent, approval or notice under, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind, or any judgment, order, decree, statute, law, rule or regulation, to which either of the Shareholders is a party or by which either of the Shareholders is bound or (ii) will result in the creation or imposition of any lien, claim, charge, security interest, encumbrance or restriction on any shares of the capital stock of Inteuro. If either of the Shareholders is married and any shares of the capital stock of Inteuro held by a Shareholder constitute community property, this Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms.

                  E. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement based upon arrangements made by or on behalf of either of the Shareholders.

                  F. Each of the Shareholders understands and acknowledges that Keystone is entering into, and is causing the Subsidiary to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

         2. VOTING OF INTEURO SHARES. Each Shareholder hereby covenants and agrees as follows:

                  A. At any meeting of shareholders of Inteuro, or at any adjournment thereof, or in any other circumstances in which the vote, consent or other approval of shareholders of

Inteuro is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of Inteuro as to which he has the sole or shared voting power as of the record date established to determine the persons who have the right to vote at such meeting or to grant such vote, consent or the approval against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or acquisition of any debt or equity security or of any assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Inteuro or (ii) any amendment of Inteuro's Articles of Incorporation or Bylaws or (iii) any other proposal or transaction involving Inteuro, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing matters set forth in clause (i), (ii) or (iii) above, a "Competing Transaction").

                  B. The Shareholder shall retain at all times the right to vote any shares of the capital stock of Inteuro, in his sole discretion, on all matters (other than those set forth in this Section 2) which are at any time or from time to time presented to the shareholders of Inteuro generally.

                  C. The Shareholder shall not, without the prior written consent of Keystone in each instance, take any action that would alter or affect in any way the right to vote any shares of the capital stock of Inteuro as to which the Shareholder has the sole or shared voting power, including, but not limited to, (i) transferring (whether by sale, gift, pledge or otherwise), or consenting to the transfer of, any interest in any such shares, (ii) entering into any contract, option or other agreement or understanding with respect to the voting of such shares, (iii) granting any proxy, power of attorney or other authorization in or with respect to the voting of such shares or (iv) depositing such shares into a voting trust or entering into a voting agreement or arrangement with respect thereto.

         3. ACCOUNTING TREATMENT. Notwithstanding any other provision of this Agreement to the contrary, a Shareholder shall not take any action which, either alone or together with any action by any other person, could preclude Keystone from accounting for the business combination to be effected by the Merger as a pooling of interests, including, but not limited to, (i) selling, assigning, transferring or otherwise disposing of any shares of the capital stock or other securities of Inteuro prior to the Merger, (ii) selling, assigning, transferring or otherwise disposing of any interest in any shares of the Common Stock of Keystone to be received by such Shareholder in the Merger or (iii) taking any other action which, either alone or together with any other action by any other person, could in any way reduce such Shareholder's risk of ownership or investment in any shares of the capital stock of Inteuro prior to the Merger or of Keystone received by such Shareholder in the Merger; PROVIDED, however, that the restrictions on the shares of Keystone received in the Merger shall terminate upon Keystone's publication of financial results covering a period of at least thirty (30) days of combined operations of Keystone and Inteuro following the Effective Time.

         4. COMPETING  TRANSACTIONS.  Each Shareholder shall refrain,  and shall
cause  Inteuro  and  any  investment  banker,   attorney  or  other  adviser  or
representative of the Shareholder or

Inteuro to refrain, directly or indirectly, from (i) soliciting, initiating or encouraging the submission of any Competing Transaction or (ii) participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or taking any other action to facilitate any inquiries or the making of any Competing Transaction.

         5. EXCHANGE OF STOCK. Upon the satisfaction or waiver of the conditions to the obligation of Inteuro to consummate the Merger, which conditions are set forth in Article VIII of the Merger Agreement, each Shareholder shall exchange all shares of the capital stock of Inteuro held by him for the consideration provided in the Merger Agreement.

         6. RESTRICTIONS ON DISPOSITION OF KEYSTONE SHARES.

                  A. Each Shareholder acknowledges that Keystone is issuing its shares of Common Stock in connection with the Merger (the "Shares") without registration of said securities under the Securities Act in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act. Each Shareholder represents and warrants that he is a sophisticated investor able to assess the risks of an investment in Keystone and that he is acquiring the Shares for investment purposes only and that he will not sell, transfer, pledge, hypothecate or otherwise dispose of any interest in the Shares otherwise than in compliance with Section 6(b) below.

                  B. A Shareholder shall not sell, transfer, pledge, hypothecate or otherwise dispose of any interest in any shares of the capital stock or other securities of Keystone, including, but not limited to, any shares of Common Stock received in the Merger or any securities which may be issued as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor, unless (i) such sale, transfer or disposition is effected pursuant to an effective registration statement under, and in compliance with, the Securities Act or (ii) such Shareholder shall deliver to Keystone an opinion of legal counsel, which opinion shall be in form or substance reasonably satisfactory to Keystone, to the effect that such sale, transfer or disposition is exempt from the registration requirements of the Securities Act; PROVIDED, however, that the Shareholder may make bona fide gifts or distributions without consideration of such securities so long as the recipients thereof agree not to sell, transfer or otherwise dispose of such securities except as provided herein.

                  C. Each Shareholder has consulted such legal counsel and financial advisors as he has deemed appropriate, in his sole discretion, with respect to his obligations under this Section 6.

         7. LEGEND.

                  A. Each Shareholder shall stamp, print or type, or shall cause, or consent, to be stamped, printed or typed, the following legend on the face of any certificate evidencing shares of the Common Stock or other securities of Inteuro held by such Shareholder or of Keystone received in the
Merger:

                           "THE VOTING, SALE, ASSIGNMENT, TRANSFER, PLEDGE,
                  HYPOTHECATION OR OTHER ENCUMBRANCE OR DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AN AFFILIATE AGREEMENT DATED AS OF NOVEMBER 14, 1997, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE COMPANY."

         8. STOP TRANSFER ORDERS.

                  A. Inteuro shall not register the transfer of any certificate representing any shares of the capital stock or other securities of Inteuro now held or hereafter acquired by any Shareholder, unless such transfer is made pursuant to the Merger Agreement.

                  B. Keystone shall not register the transfer of any certificate representing any shares of the Common Stock of Keystone received by a Shareholder in the Merger, except as expressly permitted by this Agreement.

         9. TERMINATION. All rights and obligations of the parties under this Agreement shall terminate on the date upon which the Merger Agreement is terminated in accordance with Section 9.1 thereof.

         10. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights or duties hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of each other party. Any assignment in violation of the foregoing shall be void. This Agreement and the obligations of a Shareholder hereunder shall attach to all shares of the capital stock of Inteuro now held or hereafter acquired by such Shareholder and shall inure to the benefit of and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise, including, but not limited to, the Shareholder's permitted heirs, representatives, successors or assigns.

         11. INDEMNIFICATION.

                  A. Each party hereto shall indemnify each other party hereto and hold it harmless against and in respect of any and all payments, damages, demands, claims, losses, expenses, costs, obligations and liabilities (including, but not limited to, reasonable attorneys' fees and costs) which arise or result from or are related to any breach by such indemnifying party or failure by such indemnifying party to perform any of its representations, warranties, commitments, obligations, covenants or conditions hereunder. Consummation of the transactions contemplated hereby shall not be deemed or construed to be a waiver of any right or remedy of the indemnified party nor shall this section or any other provision of this Agreement be deemed or construed to be a waiver of any ground of defense by the indemnified party.

                  B. The party indemnified hereunder (the "Indemnitee") shall promptly notify the indemnifying party (the "Indemnitor") of the existence of any claim, demand or other matter involving liabilities to third parties to which the Indemnitor's indemnification obligations would apply and shall give the Indemnitor a reasonable opportunity to defend the same at its own expense and with counsel of its own selection (who shall be approved by the Indemnitee, which approval shall not be unreasonably withheld); PROVIDED, however, that the Indemnitee at all times also shall have the right to fully participate in the defense at its own expense. If the Indemnitor within a reasonable time after such notice fails to defend such claim, or fails to pursue such defense vigorously once commenced, the Indemnitee shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter on behalf, for the account and at the risk and expense of the Indemnitor. Except as provided in the preceding sentence, the Indemnitee shall not compromise or settle the claim or other matter without the prior written consent of the Indemnitor in each instance. If the claim is one that cannot by its nature be defended solely by the Indemnitor, the Indemnitee shall make available all information and assistance that the Indemnitor reasonably may request; PROVIDED, however, that any associated expenses shall be paid by the Indemnitor.

         12. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

         13. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         14. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

         15. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

         16. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

         17. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

         18. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

         19. INJUNCTIVE RELIEF. Inteuro and the Shareholders each hereby acknowledge and agree that the obligations of the Shareholders hereunder are unique and Keystone would not have an adequate remedy at law for money damages in the event of the breach or threatened breach of any provision of this Agreement. Accordingly, Keystone shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action. This provision with respect to injunctive relief shall not diminish, however, the right of Keystone to any other relief or to claim and recover damages.

         20. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         21. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

         22. JURISDICTION.

                  A. Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                  B. Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

                  C. Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 16. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such person.

         23. DEFINED TERMS. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         24. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

         KEYSTONE:          KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                            By  /s/ Charles J. Hogarty
                              --------------------------------------------------
                                     Charles J. Hogarty, Chief Executive Officer
                                     700 East Bonita Avenue
                                     Pomona, California 91767
                                     Telecopier No.:  (909) 624-9136

(Signatures Continued on Following Page)

(Signatures Continued from Preceding Page)

         INTEURO:                    INTEURO PARTS DISTRIBUTORS, INC.

                                     By: /s/ Leon Schigiel
                                        ----------------------------------------
                                              Leon Schigiel, President
                                              9970 N.W. 89th Court
                                              Medley, Florida  33178
                                              Telecopier No.:  (305) 888-0685

         SHAREHOLDERS:

                                           /s/ Leon Schigiel
                                           -------------------------------------
                                               LEON SCHIGIEL
                                               3328 N.E. 169th Street
                                               North Miami Beach, Florida  33160
                                               Telecopier No.:  (305) 947-0130
                                               Number of shares:  30

                                           /s/ Joseph Bick
                                           -------------------------------------
                                               JOSEPH BICK
                                               3480 Windmill Ranch Road
                                               Weston, Florida 33331
                                               Number of shares:  30

                                    EXHIBIT D

                               AFFILIATE AGREEMENT

         THIS AFFILIATE AGREEMENT is made and effective as of November 14, 1997, by and among KEYSTONE AUTOMOTIVE INDUSTRIES, INC., a California corporation ("Keystone"), CAR BODY CONCEPTS, INC. a Florida corporation ("CBC"), and LEON SCHIGIEL, JOSEPH BICK and CESAR JIMENEZ (collectively, the "Shareholders" and individually, a "Shareholder").

         A. CBC and the Shareholders desire that Keystone, CBC Merger, Inc., a wholly owned subsidiary of Keystone (the "Subsidiary"), CBC and the shareholders of CBC enter into that certain Agreement and Plan of Merger (as the same may be amended or supplemented, the "Merger Agreement"), pursuant to which, among other things, (i) the Subsidiary will be merged with and into CBC (the "Merger"), and
(ii) all shares of the capital stock of CBC issued and outstanding immediately prior to the Merger will be converted into the right to receive an aggregate of 160,000 shares of the Common Stock of Keystone (subject to adjustment).

         B. CBC and the Shareholders are entering into this Agreement (i) as a material inducement to Keystone to enter into, and to cause the Subsidiary to enter into, the Merger Agreement and (ii) to ensure pooling-of-interests accounting treatment for the Merger.

         C. Leon Schigiel, Joseph Bick and Cesar Jimenez are officers and are the sole directors and the holders of an aggregate of 1,000 shares of the Common Stock of CBC (all of the shares of the Common Stock of CBC authorized, issued and outstanding on the date hereof).

         NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES. Each Shareholder hereby represents and warrants to Keystone as follows:

                  A. Except for the acquisition by Leon Schigiel and Joseph Bick of 45 shares of CBC Common Stock each from a former shareholder on June 30, 1997 (the Acquisition"), each Shareholder is, and since at least July 1, 1995 has been, the holder of record, and has, since at least July 1, 1995 had, the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the number of the outstanding shares of Common Stock of CBC set forth below their respective names in the signature page hereof. Except for such shares, the Shareholder has no right, title or interest of any kind whatsoever in any shares of the capital stock or other securities of CBC and, since July 1, 1995, the Shareholder has not engaged in the sale, exchange, transfer, redemption, reduction in any way of his risk of ownership, short sale or other disposition, directly or indirectly, of any interest in any shares of the capital stock or other securities of CBC, other than the Acquisition.

                  B. All shares of the capital stock of CBC held by each of the Shareholders are free and clear of all (i) liens, claims, charges, encumbrances, security interests, equities, restrictions on transfer or any other defects in title of any kind or description whatsoever and (ii) preemptive rights, options, proxies, voting trusts or other agreements, understandings or arrangements regarding the voting or the disposition of such shares, except for any such encumbrances or proxies arising hereunder, and except for the shareholder agreement among CBC and the Shareholders, which agreement will be terminated at the effective time of the Merger.

                  C. Each of the Shareholders has the legal right, power, capacity and authority to execute, deliver and perform this Agreement without obtaining the approval or consent of any person, and this Agreement is the legal, valid and binding obligation of each Shareholder and is enforceable against each Shareholder in accordance with its terms.

                  D. Neither the execution and delivery of this Agreement nor the consummation by either of the Shareholders of the transactions contemplated hereby (i) will result in a violation of, constitute a default under, conflict with or require any consent, approval or notice under, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind, or any judgment, order, decree, statute, law, rule or regulation, to which either of the Shareholders is a party or by which either of the Shareholders is bound or (ii) will result in the creation or imposition of any lien, claim, charge, security interest, encumbrance or restriction on any shares of the capital stock of CBC. If either of the Shareholders is married and any shares of the capital stock of CBC held by a Shareholder constitute community property, this Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms.

                  E. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement based upon arrangements made by or on behalf of either of the Shareholders.

                  F. Each of the Shareholders understands and acknowledges that Keystone is entering into, and is causing the Subsidiary to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

         2. VOTING OF CBC SHARES. Each Shareholder hereby covenants and agrees as follows:

                  A. At any meeting of shareholders of CBC, or at any adjournment thereof, or in any other circumstances in which the vote, consent or other approval of shareholders of

CBC is sought, the Shareholder shall vote (or cause to be voted) all shares of the capital stock of CBC as to which he has the sole or shared voting power as of the record date established to determine the persons who have the right to vote at such meeting or to grant such vote, consent or the approval against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or acquisition of any debt or equity security or of any assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CBC or (ii) any amendment of CBC's Articles of Incorporation or Bylaws or (iii) any other proposal or transaction involving CBC, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing matters set forth in clause (i), (ii) or (iii) above, a "Competing Transaction").

                  B. The Shareholder shall retain at all times the right to vote any shares of the capital stock of CBC, in his sole discretion, on all matters (other than those set forth in this Section 2) which are at any time or from time to time presented to the shareholders of CBC generally.

                  C. The Shareholder shall not, without the prior written consent of Keystone in each instance, take any action that would alter or affect in any way the right to vote any shares of the capital stock of CBC as to which the Shareholder has the sole or shared voting power, including, but not limited to, (i) transferring (whether by sale, gift, pledge or otherwise), or consenting to the transfer of, any interest in any such shares, (ii) entering into any contract, option or other agreement or understanding with respect to the voting of such shares, (iii) granting any proxy, power of attorney or other authorization in or with respect to the voting of such shares or (iv) depositing such shares into a voting trust or entering into a voting agreement or arrangement with respect thereto.

         3. ACCOUNTING TREATMENT. Notwithstanding any other provision of this Agreement to the contrary, a Shareholder shall not take any action which, either alone or together with any action by any other person, could preclude Keystone from accounting for the business combination to be effected by the Merger as a pooling of interests, including, but not limited to, (i) selling, assigning, transferring or otherwise disposing of any shares of the capital stock or other securities of CBC prior to the Merger, (ii) selling, assigning, transferring or otherwise disposing of any interest in any shares of the Common Stock of Keystone to be received by such Shareholder in the Merger or (iii) taking any other action which, either alone or together with any other action by any other person, could in any way reduce such Shareholder's risk of ownership or investment in any shares of the capital stock of CBC prior to the Merger or of Keystone received by such Shareholder in the Merger; PROVIDED, however, that the restrictions on the shares of Keystone received in the Merger shall terminate upon Keystone's publication of financial results covering a period of at least thirty (30) days of combined operations of Keystone and CBC following the Effective Time.

         4. COMPETING TRANSACTIONS. Each Shareholder shall refrain, and shall cause CBC and any investment banker, attorney or other adviser or representative of the Shareholder or CBC to refrain, directly or indirectly, from (i) soliciting, initiating or encouraging the submission of any Competing Transaction or (ii) participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or taking any other action to facilitate any inquiries or the making of any Competing Transaction.

         5. EXCHANGE OF STOCK. Upon the satisfaction or waiver of the conditions to the obligation of CBC to consummate the Merger, which conditions are set forth in Article VIII of the Merger Agreement, each Shareholder shall exchange all shares of the capital stock of CBC held by him for the consideration provided in the Merger Agreement.

         6. RESTRICTIONS ON DISPOSITION OF KEYSTONE SHARES.

                  A. Each Shareholder acknowledges that Keystone is issuing its shares of Common Stock in connection with the Merger (the "Shares") without registration of said securities under the Securities Act in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act. Each Shareholder represents and warrants that he is a sophisticated investor able to assess the risks of any investment in Keystone and that he is acquiring the Shares for investment purposes only and that he will not sell, transfer, pledge, hypothecate or otherwise dispose of any interest in the Shares otherwise than in compliance with Section 6(b) below.

                  B. A Shareholder shall not sell, transfer, pledge, hypothecate or otherwise dispose of any interest in any shares of the capital stock or other securities of Keystone, including, but not limited to, any shares of Common Stock received in the Merger or any securities which may be issued as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor, unless (i) such sale, transfer or disposition is effected pursuant to an effective registration statement under, and in compliance with, the Securities Act or (ii) such Shareholder shall deliver to Keystone an opinion of legal counsel, which opinion shall be in form or substance reasonably satisfactory to Keystone, to the effect that such sale, transfer or disposition is exempt from the registration requirements of the Securities Act; PROVIDED, however, that the Shareholder may make bona fide gifts or distributions without consideration of such securities so long as the recipients thereof agree not to sell, transfer or otherwise dispose of such securities except as provided herein.

                  C. Each Shareholder has consulted such legal counsel and financial advisors as he has deemed appropriate, in his sole discretion, with respect to his obligations under this Section 6.

         7. LEGEND.

                  A. Each Shareholder shall stamp, print or type, or shall cause, or consent, to be stamped, printed or typed, the following legend on the face of any certificate evidencing shares of the Common Stock or other securities of CBC held by such Shareholder or of Keystone received in the
Merger:

                           "THE VOTING, SALE, ASSIGNMENT, TRANSFER, PLEDGE,
                  HYPOTHECATION OR OTHER ENCUMBRANCE OR DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AN AFFILIATE AGREEMENT DATED AS OF NOVEMBER 14, 1997, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE COMPANY."

         8. STOP TRANSFER ORDERS.

                  A. CBC shall not register the transfer of any certificate representing any shares of the capital stock or other securities of CBC now held or hereafter acquired by any Shareholder, unless such transfer is made pursuant to the Merger Agreement.

                  B. Keystone shall not register the transfer of any certificate representing any shares of the Common Stock of Keystone received by a Shareholder in the Merger, except as expressly permitted by this Agreement.

         9. TERMINATION. All rights and obligations of the parties under this Agreement shall terminate on the date upon which the Merger Agreement is terminated in accordance with Section 9.1 thereof.

         10. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights or duties hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of each other party. Any assignment in violation of the foregoing shall be void. This Agreement and the obligations of a Shareholder hereunder shall attach to all shares of the capital stock of CBC now held or hereafter acquired by such Shareholder and shall inure to the benefit of and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise, including, but not limited to, the Shareholder's permitted heirs, representatives, successors or assigns.

         11. INDEMNIFICATION.

                  A. Each party hereto shall indemnify each other party hereto and hold it harmless against and in respect of any and all payments, damages, demands, claims, losses, expenses, costs, obligations and liabilities (including, but not limited to, reasonable attorneys' fees and costs) which arise or result from or are related to any breach by such indemnifying party or failure by such indemnifying party to perform any of its representations, warranties, commitments, obligations, covenants or conditions hereunder. Consummation of the transactions contemplated hereby shall not be deemed or construed to be a waiver of any right or remedy of the indemnified party nor shall this section or any other provision of this

Agreement be deemed or construed to be a waiver of any ground of defense by the indemnified party.

                  B. The party indemnified hereunder (the "Indemnitee") shall promptly notify the indemnifying party (the "Indemnitor") of the existence of any claim, demand or other matter involving liabilities to third parties to which the Indemnitor's indemnification obligations would apply and shall give the Indemnitor a reasonable opportunity to defend the same at its own expense and with counsel of its own selection (who shall be approved by the Indemnitee, which approval shall not be unreasonably withheld); PROVIDED, however, that the Indemnitee at all times also shall have the right to fully participate in the defense at its own expense. If the Indemnitor within a reasonable time after such notice fails to defend such claim, or fails to pursue such defense vigorously once commenced, the Indemnitee shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter on behalf, for the account and at the risk and expense of the Indemnitor. Except as provided in the preceding sentence, the Indemnitee shall not compromise or settle the claim or other matter without the prior written consent of the Indemnitor in each instance. If the claim is one that cannot by its nature be defended solely by the Indemnitor, the Indemnitee shall make available all information and assistance that the Indemnitor reasonably may request; PROVIDED, however, that any associated expenses shall be paid by the Indemnitor.

         12. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the parties hereto in this Agreement (including, but not limited to, statements contained in any schedule or certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transactions contemplated hereby) shall survive the date hereof and any investigations, inspections, examinations or audits made by or on behalf of any party.

         13. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating to the subject matter of this Agreement. No supplement, modification, waiver or termination of this Agreement shall be valid unless executed by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         14. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one (1) week after having been placed in the mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address set forth on the signature page hereof or (iii) if given by telex or telecopier, when such notice or other communication is transmitted to the telex or telecopier number specified on the signature page hereof and the appropriate answer back or telephonic confirmation is received. Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth.

         15. GOVERNING LAW. The validity, construction and interpretation of this Agreement shall be governed in all respects by the laws of the State of California applicable to contracts made and to be performed wholly within that State.

         16. HEADINGS. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

         17. ATTORNEYS' FEES. In the event any party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action shall pay the successful party's expenses (including, but not limited to, attorneys' fees and costs) incurred in such action.

         18. THIRD PARTIES. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

         19. INJUNCTIVE RELIEF. CBC and the Shareholders each hereby acknowledge and agree that the obligations of the Shareholders hereunder are unique and Keystone would not have an adequate remedy at law for money damages in the event of the breach or threatened breach of any provision of this Agreement. Accordingly, Keystone shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or being required to post any bond or undertaking in connection with any such action. This provision with respect to injunctive relief shall not diminish, however, the right of Keystone to any other relief or to claim and recover damages.

         20. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         21. FURTHER ASSURANCES. Each party hereto shall, from time to time at and after the date hereof, execute and deliver such instruments, documents and assurances and take such further actions as the other party may reasonably request to carry out the purpose and intent of this Agreement.

         22. JURISDICTION.

                  A. Each party hereto irrevocably submits to the non-exclusive jurisdiction of any court of the State of California or the United States of America sitting in the City of Los Angeles over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent it may effectively do so under applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the establishment of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                  B. Each party hereto agrees, to the fullest extent it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of the nature referred to hereinabove brought in any such court shall be conclusive and binding upon such person and its successors and assigns and may be enforced in the courts of the United States of America or the State of California (or any other courts to the jurisdiction of which such person is or may be subject) by a suit upon such judgment.

                  C. Each party hereto consents to process being served in any suit, action or proceeding of the nature referred to hereinabove by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the other set forth in Section 16. Each party agrees that such service (i) shall be deemed in every respect effective service of process upon such person in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such person.

         23. DEFINED TERMS. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         24. SEVERABLE PROVISIONS. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

         KEYSTONE:           KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                             By  /s/ Charles J. Hogarty
                                ------------------------------------------------
                                     Charles J. Hogarty, Chief Executive Officer
                                     700 East Bonita Avenue
                                     Pomona, California 91767
                                     Telecopier No.:  (909) 624-9136

(Signatures Continued on Following Page)

(Signatures Continued from Preceding Page)

         CBC:                           CAR BODY CONCEPTS, INC.

                                        By /s/ Cesar Jimenez
                                          --------------------------------------
                                               Cesar Jimenez, President
                                               9970 N.W. 89th Court
                                               Medley, Florida  33178
                                               Telecopier No.:  (305) 888-0685

         SHAREHOLDERS:

                                           /s/ Leon Schigiel
                                           -------------------------------------
                                               LEON SCHIGIEL
                                               3328 N.E. 169th Street
                                               North Miami Beach, Florida  33160
                                               Telecopier No.:  (305) 947-0130
                                               Number of shares:  450

                                           /s/ Joseph Bick
                                           -------------------------------------
                                               JOSEPH BICK
                                               3480 Windmill Ranch Road
                                               Weston, Florida 33331
                                               Number of shares:  300

                                           /s/ Cesar Jimenez
                                           -------------------------------------
                                               CESAR JIMENEZ
                                               12945 Cherry Road
                                               North Miami, Florida 33188
                                               Number of shares:  250